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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                           ARV Assisted Living, Inc.
                               (Name of Issuer)



                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   00204C107
                                (CUSIP Number)



        Marjorie L. Reifenberg, Esq.                With a copy to
     Prometheus Assisted Living LLC             Kevin J. Grehan, Esq.
   LF Strategic Realty Investors II L.P.       Cravath, Swaine & Moore
  LFSRI II Alternative Partnership L.P.           825 Eighth Avenue
 LFSRI II-CADIM Alternative Partnership        New York, New York 10019
Lazard Freres Real Estate Investors L.L.C.         (212) 474-1490
          30 Rockefeller Plaza
           New York, NY 10020
            (212) 632-6000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 1, 1999
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 42 pages

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


                                 SCHEDULE 13D


CUSIP No. 00204C107


1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

        Prometheus Assisted Living LLC

2       Check the Appropriate Box If a Member of a Group
        (See Instructions)                                           (a) [ ]
                                                                     (b) [X]
3       SEC Use Only
4       Source of Funds (See Instructions)
                                                OO
5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                               [ ]

6       Citizenship or Place of Organization
                                                Delaware

                                        7  Sole Voting Power
                                           0 shares of Common Stock

        Number of Shares                8  Shared Voting Power
    Beneficially Owned by Each             7,595,069 shares of Common Stock
      Reporting Person with
                                        9  Sole Dispositive Power
                                           0 shares of Common Stock

                                       10  Shared Dispositive Power
                                           7,595,069 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,595,069 shares of Common Stock

12      Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                                [ ]

13      Percent of Class Represented by Amount in Row (11)
        47.85% based on the number of shares of Common Stock outstanding on August 2, 1999

14      Type of Reporting Person (See Instructions)

        OO

                                 SCHEDULE 13D


CUSIP No. 00204C107


1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

        LF Strategic Realty Investors II L.P.

2       Check the Appropriate Box If a Member of a Group
        (See Instructions)                                          (a)  [ ]
                                                                    (b)  [X]
3       SEC Use Only

4       Source of Funds (See Instructions)
                                                 OO, BK
5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                               [ ]

6       Citizenship or Place of Organization
                                          Delaware

                                        7  Sole Voting Power
                                           0  shares of Common Stock

                                        8  Shared Voting Power
             Number of Shares              7,595,069 shares of Common Stock
        Beneficially Owned by Each
          Reporting Person with         9  Sole Dispositive Power
                                           0 shares of Common Stock

                                       10  Shared Dispositive Power
                                           7,595,069 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,595,069 shares of Common Stock
12      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)                                        [ ]

13      Percent of Class Represented by Amount in Row (11)
        47.85% based on the number of shares of Common Stock outstanding on August 2, 1999

14      Type of Reporting Person (See Instructions)
        PN

                                 SCHEDULE 13D


CUSIP No. 00204C107

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

        LFSRI II Alternative Partnership L.P.

2       Check the Appropriate Box If a Member of a Group
        (See Instructions)                                          (a)  [ ]
                                                                    (b)  [X]
3       SEC Use Only

4       Source of Funds (See Instructions)
                                                  OO, BK

5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                             [ ]

6       Citizenship or Place of Organization
                                                   Delaware

                                        7  Sole Voting Power
                                           0 shares of Common Stock

                                        8  Shared Voting Power
                                           7,595,069 shares of Common Stock
            Number of Shares
       Beneficially Owned By Each       9  Sole Dispositive Power
      Reporting Person with                0 shares of Common Stock

                                       10  Shared Dispositive Power
                                           7,595,069 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,595,069 shares of Common Stock

12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                        [ ]

13      Percent of Class Represented by Amount in Row (11)
        47.85% based upon number of shares of Common Stock outstanding on August 2, 1999

14      Type of Reporting Person (See Instructions)
        PN

                                 SCHEDULE 13D


CUSIP No. 00204C107

1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

        LFSRI II - CADIM Alternative Partnership

2       Check the Appropriate Box If a Member of a Group
        (See Instructions)                                          (a)  [ ]
                                                                     (b) [X]
3       SEC Use Only

4       Source of Funds (See Instructions)
                                                   OO, BK

5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                               [ ]

6       Citizenship or Place of Organization
                                                Delaware

                                        7  Sole Voting Power
                                           0 shares of Common Stock

            Number of Shares            8  Shared Voting Power
         Beneficially Owned By Each        7,595,069 shares of Common Stock
           Reporting Person with
                                        9  Sole Dispositive Power
                                           0 shares of Common Stock

                                       10  Shared Dispositive Power
                                           7,595,069 shares of Common Stock

11  Aggregate Amount Beneficially Owned by Each Reporting Person
    7,595,069 shares of Common Stock

12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                         [ ]

13      Percent of Class Represented by Amount in Row (11)
        47.85% based upon number of shares of Common Stock outstanding on August 2, 1999

14      Type of Reporting Person (See Instructions)
        PN

                                 SCHEDULE 13D


CUSIP No. 00204C107


1 Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

        Lazard Freres Real Estate Investors L.L.C.

2       Check the Appropriate Box If a Member of a Group
        (See Instructions)                                         (a)  [ ]
                                                                   (b)  [X]
3       SEC Use Only

4       Source of Funds (See Instructions)
                                                    OO, BK

5       Check If Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                              [ ]

6       Citizenship or Place of Organization
                                                    New York

                                        7  Sole Voting Power
                                           0 shares of Common Stock

            Number of Shares            8  Shared Voting Power
         Beneficially Owned By Each        7,595,096 shares of Common Stock
           Reporting Person with
                                        9  Sole Dispositive Power
                                           0 shares of Common Stock

                                       10  Shared Dispositive Power
                                           7,595,069 shares of Common Stock

11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,595,069 shares of Common Stock
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                             [ ]

13      Percent of Class Represented by Amount in Row (11)
        47.85% based upon number of shares of Common Stock outstanding on August 2, 1999

14      Type of Reporting Person (See Instructions)
        OO

          This Amendment No. 8 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership, a Delaware limited partnership ("LFSRI CADIM"), and Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI", and together with Prometheus, LFSRI, LFSRI II AP and LFSRI CADIM, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D").

          This Amendment relates to a Settlement Agreement dated as of September 29, 1999 (the "Settlement Agreement") among the Reporting Persons, Atria Communities, Inc., Kapson Senior Quarters Corp. and ARV Assisted Living, Inc. (the "Company") settling all outstanding litigation between the parties and providing mutual releases of certain claims that the parties may have had against each other. All references to the Settlement Agreement are qualified in their entirety by the full text of such Settlement Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein. The Initial Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.

          (a), (b), (c) and (f). The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule I hereto and incorporated by reference herein. LFREI is a New York limited liability company. Each person noted on such Schedule I is a citizen of the United States other than Douglas N. Wells, who is a Canadian citizen. Prometheus, LFSRI, LFSRI II AP and LFSRI CADIM have no officers.

          (d) and (e). To the best knowledge of the Reporting Persons, during the last five years none of the persons listed in Schedule I hereto
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.

          (d). Pursuant to the terms of the Settlement Agreement, the Company's Board of Directors (the "Board") has reduced the number of members on the Board to five. Until 90 days after the date on which the Reporting Persons and their respective Controlled Affiliates (as such term is defined in the Settlement Agreement) no longer beneficially own a number of shares of Common Stock equal to at least 10% of the shares of common stock, par value $.01 share, of the Company (the "Common Stock") outstanding on the date of the Settlement Agreement, (1) the number of directors on the Board shall not exceed ten at any time, (2) if the number of directors on the Board is six or less, Prometheus shall have the right (but not the obligation) to nominate (x) two directors to the Board if the Board is a single class and (y) one Class A nominee and one Class B nominee if the Board is divided into three classes, and (3) if the number of directors on the Board is more than six, Prometheus shall have the right (but not the obligation) to nominate (x) three directors to the Board if the Board is a single class and (y) one Class A nominee, one Class B nominee and one Class C nominee if the Board consists of three classes. The Settlement Agreement requires the Company and Prometheus to take all lawful action necessary to appoint Prometheus's nominees to the Board. The Settlement Agreement also requires the Company to support the nomination and election of each director nominated by Prometheus pursuant to the terms of the Settlement Agreement and to solicit proxies in favor of such Prometheus nominees at each meeting of stockholders of the Company at which directors are to be elected.

          As conditions to the closing of the Settlement Agreement, (x) John A. Moore will continue as a Class B member of the Board as one of Prometheus's two directors, subject to reelection at the Company's annual meeting in 2002 and (y) John Booty and Murry N. Gunty have resigned as members of the Board. Pursuant to the terms of the Settlement Agreement, Prometheus has the right to fill the existing Class A vacancy on the Board created by the resignation of Robert P. Freeman unless such vacancy is earlier filled by the Company's stockholders at an annual meeting. In addition, according to the terms of the Settlement Agreement, if any director nominated by Prometheus pursuant to the terms of the Settlement Agreement ceases to serve on the Board for any reason, Prometheus has the right to fill the resulting vacancy.

          The foregoing discussion of the Settlement agreement is qualified in its entirety by the full text of such Agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated by reference herein. See also Item 4(g) and Item 6.

          (g). As a condition to the closing of the Settlement Agreement, the Company's By-laws (the "By-laws") have been amended as follows:

               Section 3.1 of the Company of the By-laws has been amended to provide that the Board shall consist of a minimum of five and a maximum of ten members. The number of members on the Board may not exceed ten without the written consent of Prometheus for so long as the provisions of Section 2.01 of the Settlement Agreement remain in effect. The Board will consist of five persons unless otherwise determined by resolution and will be divided into classes as specified in the Company's certificate of incorporation.

               Section 3.2 of the By-laws has been amended to provide that for so long as the provisions of Section 2.01 of the Settlement Agreement remain in effect, (i) if any Investor Designee (as such term is defined in the Settlement Agreement) ceases to serve on the Board for any reason, the resulting vacancy shall be filled by a person designated by Prometheus until such time as a stockholder vote is held to fill such vacancy and (ii) if the number of members on the Board is increased to exceed six persons, at least one of the vacancies created as a result of such increase shall be filled by a person designated by Prometheus until such time as a stockholder vote is held to fill such vacancy.

               Section 7.1 of the By-laws has been amended to prohibit the amendment of Section 3.1 or Section 3.2 of the By-laws without the consent of all of the members of the Board nominated by Prometheus.

          The Settlement Agreement also requires the Company and the Reporting Persons to take or cause to be taken all lawful action necessary to ensure at all times that the Company's certificate of incorporation and the By-laws are not inconsistent with the provisions of the Settlement Agreement; provided that the Company is not required to amend Article Fifth of its certificate of incorporation.

          The foregoing discussion of the Settlement Agreement, including the amendment to the By-laws, is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated by reference herein. See Schedule 2.01(d) to the Settlement Agreement for the full text of the Form of Amendment to the By-laws. See also Item 4(d) and Item 6.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms of the Settlement Agreement, none of the Reporting Persons nor any of their respective Controlled Affiliates may acquire or agree to acquire any shares of Common Stock in addition to the shares of Common Stock owned by the Reporting Persons on the date of the Settlement Agreement, except (i) if the Company has received an opinion in customary form of a reputable investment banking firm mutually agreeable to the Company and Prometheus to the effect that the consideration to be paid for such Common Stock is fair, from a financial point of view, (ii) in accordance with the participation rights granted to Prometheus in the Settlement Agreement or (iii) after the occurrence of certain termination events specified in the Settlement Agreement.

          The Settlement Agreement grants Prometheus a participation right, subject to certain exceptions, to purchase or subscribe for up to that number of additional shares of capital stock to be issued or sold by the Company which represents the same proportion of capital stock to be issued or sold by the Company as is represented by the number of shares of Common Stock beneficially owned by Prometheus prior to such sale or issuance relative to the number of shares of Common Stock outstanding prior to such sale or issuance (but in no event more than 35.8% of the total number of shares of capital stock to be issued or sold by the Company at all subsequent offerings). The Settlement Agreement requires that the purchase or subscription by Prometheus or an affiliate thereof pursuant to the participation rights granted by the Settlement Agreement must be at the same price and on the same other terms and conditions, subject to certain exceptions, as are applicable to the purchasers or subscribers of the additional shares of capital stock of the Company whose purchases or subscriptions give rise to the participation rights.

          Pursuant to the terms of the Settlement Agreement, Prometheus agreed to accept an expense note issued on October 1, 1999 in the amount of $1,500,000 (the "Expense Note") as payment in full for certain transaction and litigation expenses owed by the Company. Interest begins accruing on the principal amount of the Expense Note on April 1, 2001 at a rate equal to the 30-day Treasury bill rate quoted by the Wall Street Journal as of the most recent auction date prior to such date. The Company is required to begin making monthly interest payments on such principal amount beginning on May 1, 2001. The Expense Note matures on April 1, 2002.

          As described in Item 4 above, the terms of the Settlement Agreement require the Company to support the nomination and election of each director nominated by Prometheus pursuant to the terms of the Settlement Agreement and to solicit proxies in favor of such Prometheus nominees at each meeting of stockholders of the Company at which directors are to be elected. See Item 4 for a further description of certain provisions of the Settlement Agreement, including Prometheus's right to nominate directors to the Board and fill certain Board vacancies

          The foregoing discussion of the Settlement Agreement, including the provisions of the Expense Note, is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated by reference herein. See Schedule 4.02 to the Settlement Agreement for the full text of the Form of the Expense Note. See also Item 4.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1  -- Settlement Agreement dated as of September 29,
                        1999, among ARV Assisted Living, Inc., Prometheus Assisted Living LLC, Lazard Freres Real Estate Investors L.L.C., LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II - CADIM Alternative Partnership L.P., Atria Communities, Inc. and Kapson Senior Quarters Corp.

                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 4, 1999

                                PROMETHEUS ASSISTED LIVING LLC,

                                    by LF Strategic Realty Investors II L.P.,
                                       its managing member,

                                       by Lazard Freres Real Estate
                                          Investors L.L.C.,
                                          its general partner,

                                          by /s/ John A. Moore
                                             --------------------------------
                                             Name:  John A. Moore
                                             Title: Principal & Chief
                                                    Financial Officer

                                LF STRATEGIC REALTY INVESTORS II L.P.,

                                    by Lazard Freres Real Estate Investors
                                       L.L.C., its general partner,

                                       by /s/ John A. Moore
                                          --------------------------------
                                          Name:  John A. Moore
                                          Title: Principal & Chief
                                                 Financial Officer

                                LFSRI II ALTERNATIVE PARTNERSHIP L.P.,

                                    by Lazard Freres Real Estate
                                       Investors L.L.C., its general partner,

                                       by /s/ John A. Moore
                                          --------------------------------
                                          Name:  John A. Moore
                                          Title: Principal & Chief
                                                 Financial Officer

                                LFSRI II - CADIM ALTERNATIVE
                                PARTNERSHIP L.P.,

                                    by Lazard Freres Real Estate
                                       Investors L.L.C., its general partner,

                                       by /s/ John A. Moore
                                          --------------------------------
                                          Name:  John A. Moore
                                          Title: Principal & Chief
                                                 Financial Officer

                                LAZARD FRERES REAL ESTATE INVESTORS L.L.C.,


                                    by /s/ John A. Moore
                                       --------------------------------
                                       Name:  John A. Moore
                                       Title: Principal & Chief
                                              Financial Officer

                               INDEX TO EXHIBITS


 Exhibit No.                  Description                            Page

     1                  Settlement Agreement dated as of              15
                        September 29, 1999, among ARV
                        Assisted Living, Inc., Prometheus
                        Assisted Living LLC, Lazard Freres
                        Real Estate Investors L.L.C., LF
                        Strategic Realty Investors II L.P.,
                        LFSRI II Alternative Partnership
                        L.P., LFSRI II - CADIM Alternative
                        Partnership L.P., Atria Communities,
                        Inc., and Kapson Senior Quarters
                        Corp.

                                                                 SCHEDULE I


               The following is a list of the principals and executive officers of LFREI on the date hereof, setting forth the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020.


                                         LFREI

Name                                    Present and Principal Occupation

Robert C. Larson                        Managing Director of Lazard Freres &
                                        Co. LLC and Chairman of LFREI.

Michael G. Medzigian                    Managing Director of Lazard Freres &
                                        Co. LLC, and Chief Executive Officer
                                        of LFREI.

Mark S. Ticotin                         Chief Operating Officer of LFREI.

John A. Moore                           Principal and Chief Financial Officer
                                        of LFREI.

Marjorie L. Reifenberg                  Principal, General Counsel and
                                        Secretary of LFREI.

Douglas T. Healy                        Principal of LFREI.

Douglas N. Wells                        Vice President of LFREI.

Paul A. Froning                         Vice President of LFREI.

Ellery W. Roberts                       Vice President of LFREI.

Gregory L. Weinberger                   Vice President of LFREI.

Henry C. Herms                          Controller of LFREI.

                    SETTLEMENT AGREEMENT (this "Agreement") dated as of
               September 29, 1999, among ARV Assisted Living, Inc., a Delaware corporation (the "Company"), Prometheus Assisted Living LLC, a Delaware limited liability company ("Investor"), and the Investor Affiliates (as defined below).

          WHEREAS the Company (as plaintiff and cross-defendant) and Investor and Lazard Freres Real Estate Investors L.L.C. ("LFREI") (as defendants and cross- plaintiffs) are parties to Case No. 794211 in the Superior Court of the State of California for the County of Orange (the "California Litigation");

          WHEREAS Investor (as plaintiff) and the Company, Howard G. Phanstiel and John A. Booty (as defendants) are parties to Civil Action No. 16846NC in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Litigation"); and

          WHEREAS the parties desire to compromise and settle certain disputes among them, including their respective claims in the California Litigation and the Delaware Litigation, in accordance with this Agreement.

          NOW, THEREFORE, the parties hereto agree as follows:


                                 ARTICLE I

                                Definitions

          SECTION 1.01. Certain Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

          "Affiliate" has the meaning ascribed thereto in Rule 12b-2 promulgated under the Exchange Act, and as in effect on the date hereof.

          "Beneficially Own" means, with respect to any security, to be the "beneficial owner" of that security as determined pursuant to Rule 13d-3 under the Exchange Act.

          "Board" means the Company's board of directors.

          "Common Stock" means the common stock, par value $.01 per share, of the Company.

          "Control" means with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise.
"Controlled" has a correlative meaning.

          "Disputes" means the claims arising out of and/or giving rise to the California Litigation and the Delaware Litigation.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Investor Affiliates" means Lazard Freres Real Estate Investors L.L.C., a New York limited liability company, LF Strategic Realty Investors II L.P., a Delaware limited partnership, LFSRI II Alternative Partnership L.P., a Delaware limited partnership, LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership, and each of them.

          "Person" means any natural person, corporation, partnership (whether general, limited or limited liability), limited liability company, joint venture, estate, trust, association, governmental entity, or any other entity or organization.

          "Securities Act" means the Securities Act of 1933.

          SECTION 1.02. Other Defined Terms. For purposes of this
Agreement, the following capitalized terms have the meanings given in the following sections:

Term                                              Section

Additional Investor Designee                      2.01(a)
Amendment                                         2.01(d)
Agreement                                         First Paragraph
Audit Committee                                   2.03(a)
Buyer's Expenses                                  4.02(a)
By-laws                                           2.01(a)
California Litigation                             First Recital
capital stock                                     3.02(a)
Closing                                           6.01
Company Charter                                   3.01
Company Claims                                    5.01(a)
Company Releasees                                 5.02(a)
Company                                           First Paragraph
Compensation Committee                            2.03(a)
Covered Transaction                               3.01
Delaware Dismissal                                4.04(b)
Delaware Litigation                               Second Recital
Emeritus Litigation                               3.01
Exercise Notice                                   3.02(b)
Expense Amount                                    4.02(a)
Expense Note                                      4.02(a)
Financial Advisor                                 3.01
Group                                             3.01
Investor Claims                                   5.02(a)
Investor Designees                                2.01(a)
Investor Releasees                                5.01(a)
Investor                                          First Paragraph
Investor Class A Designee                         2.01(a)
Joint Stipulation                                 4.04(a)
Kapson Letter                                     7.15
LFREI                                             First Recital
Litigation Expenses                               4.02(a)
Material Adverse Effect                           3.01
Participation Notice                              3.02(b)
Rights Agreement                                  5.01(c)
shareholder percentage                            3.02(a)

Stockholders Agreement                             7.15
Stock Purchase Agreement                           7.15


                                 ARTICLE II

                            Corporate Governance

          SECTION 2.01. Board of Directors. (a) Effective as of the Closing, the Company and Investor will take all actions necessary to cause the Board to be structured to consist of five directors, of which two directors (one Class A director and one Class B director) shall be designees of Investor (the "Investor Designees"). The Company and Investor shall take all actions necessary to cause John A. Moore to be elected as a Class B member of the Board as one of the two Investor Designees, subject to reelection at the Company's annual meeting in the year 2002, as of the Closing. Beginning on the later of (x) the date of the Closing or (y) the first date on which Robert P. Freeman is no longer a member of the Board, Investor shall have the right (but not the obligation) to nominate one Class A member of the Board which shall constitute the other Investor Designee (the "Investor Class A Designee"), and the Company and Investor shall take all lawful action necessary to appoint the Investor Class A Designee to the Board as promptly as practicable following Investor's exercise of such right. Prior to the exercise of Investor's right to nominate the Investor Class A Designee, no person may be elected or appointed to fill the Class A vacancy on the Board reserved for the Investor Class A Designee except by the stockholders of the Company at an annual meeting. If necessary to effectuate the placement of the Investor Designees on the Board, the Company shall solicit the resignation of the appropriate number of directors to the extent necessary to permit the Investor Designees to serve. Thereafter, at each annual or special meeting of stockholders of the Company, or the taking of action by written consent of stockholders of the Company with respect to which any class of directors is to be elected, Investor shall have the right (but not the obligation) pursuant to this Agreement and pursuant to the By-laws of the Company (the "By-laws") to designate (i) if the Board consists of less than seven directors, (x) two nominees to the Board if the Board is a single class and
(y) one Class A nominee and one Class B nominee if the Board is divided into three classes and (ii) if the Board consists of seven or more directors, (x) three nominees to the Board if the Board is a single class and (y) one Class A nominee, one Class B nominee and one Class C nominee if the Board is divided into three classes. If the number of directors on the Board is increased to exceed six directors, then (x) Investor shall be entitled to nominate one additional Investor Designee (the "Additional Investor Designee") to serve as a director and (y) such Additional Investor Designee shall be appointed to the Board to serve as a director until such time as a stockholder vote is held to fill such vacancy. The Company and Investor shall take all lawful action necessary to appoint the Additional Investor Designee to the Board.

          (b) Investor will not name any person as an Investor Designee if
(i) such person is not reasonably experienced in business, financial or real estate matters, (ii) such person has been convicted of, or has pled nolo contendere to, a felony, (iii) the election of such person would violate any law, or (iv) any event required to be disclosed pursuant to
Item 401(f)(2), (3), (4), (5) or (6) of Regulation S-K of the Exchange Act has occurred with respect to such person.

          (c) If any Investor Designee ceases to serve on the Board for any reason (including, without limitation, due to death, resignation or removal), Investor shall have the right to fill the resulting vacancy with an Investor Designee.

          (d) During the period that Investor shall have the right to designate nominees to the Board under this Agreement, the number of directors on the Board shall not exceed ten at any time. Effective as of the Closing, the Company shall adopt an amendment to the By-laws (the "Amendment") substantially in the form attached hereto as Schedule 2.01(d). Each of the Company and Investor shall take or cause to be taken all lawful action necessary to ensure at all times that the Company's certificate of incorporation and the By-Laws are not at any time inconsistent with the provisions of this Agreement; provided that the Company shall not be required to amend Article Fifth of its certificate of incorporation.

          (e) The Company will support the nomination of and the election of each Investor Designee, including the Investor Class A Designee, to the Board and will exercise all authority under applicable law to cause each Investor Designee, including the Investor Class A Designee, to be elected to the Board. In addition, the Company will exercise all authority under applicable law to cause (i) if the Board consists (or would consist immediately following the election contemplated in this clause (i)) of five directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of two Investor Designees and three additional directors, (ii) if the Board consists (or would consist immediately following the election contemplated in this clause (ii)) of six directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of two Investor Designees and four additional directors, (iii) if the Board consists (or would consist immediately following the election contemplated in this clause (iii)) of seven directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of three Investor Designees and four additional directors, (iv) if the Board consists (or would consist immediately following the election contemplated in this clause (iv)) of eight directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of three Investor Designees and five additional directors, (v) if the Board consists (or would consist immediately following the election contemplated in this clause (v)) of nine directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of three Investor Designees and six additional directors and (vi) if the Board consists (or would consist immediately following the election contemplated in this clause (vi)) of ten directors, any slate of directors presented to stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of three Investor Designees and seven additional directors. Without limiting the generality of the foregoing, with respect to each meeting of stockholders of the Company at which directors are to be elected, the Company shall use its reasonable efforts to solicit from the stockholders of the Company eligible to vote in the election of directors proxies in favor of each Investor Designee.

          (f) If the number of directors on the Board is decreased below seven at any time during which (i) Investor has the right to nominate three Investor Designees to the Board pursuant to the terms of this Agreement and
(ii) three Investor Designees are actually serving as directors, within 15 business days thereafter Investor shall cause one Investor Designee to resign from the Board.

          (g) The provisions of this Section 2.01 and Section 2.03(a) shall terminate 90 days after the date on which Investor and the Investor Affiliates and their respective Controlled Affiliates no longer
Beneficially Own a number of shares of Common Stock equal to at least 10% of the shares of Common Stock outstanding on the date hereof.

          SECTION 2.02. Director Compensation. The Company's non-employee directors shall receive the compensation described on Schedule 2.02 until changed by the Compensation Committee.

          SECTION 2.03. Committee Membership. (a) Subject to the provisions of Section 2.01(g), at least one Investor Designee shall serve on each committee of the Board. Effective as of the Closing, there shall be an audit committee of the Board (the "Audit Committee") and a compensation committee of the Board (the "Compensation Committee"), each comprised of three directors, one of whom shall be an Investor Designee and two of whom shall be designated by the Company. As of the Closing, the Audit Committee initially shall consist of the directors listed on Schedule 2.03(a)(i) and the Compensation Committee shall initially consist of the directors listed on Schedule 2.03(a)(ii).

          (b) Notwithstanding the foregoing, no officer or employee of the Company may serve as a member of the Audit Committee or Compensation Committee.

          SECTION 2.04. Implementation. Prior and as a condition to the Closing and implementation of the provisions of this Agreement, all of the Company's directors other than Murry N. Gunty and Robert P. Freeman, at a duly called and noticed meeting of the Board, shall have approved this Agreement. In addition, the parties will take all further actions necessary to implement the provisions of this Article II subject to and effective as of the Closing, including the adoption of the Amendment and the establishment of the Audit Committee and the Compensation Committee in accordance with the terms hereof.


                                ARTICLE III

                         Investor's Stock Ownership

          SECTION 3.01. Limitation on Acquisition of Additional Shares of Common Stock. Effective as of the Closing, neither Investor nor any Investor Affiliate shall, and Investor and the Investor Affiliates shall cause each of their respective Controlled Affiliates not to, acquire or agree to acquire any shares of Common Stock in addition to the shares of Common Stock owned by the Investor and the Investor Affiliates on the date hereof, except (i) if the Company has received an opinion in customary form of a reputable investment banking firm (the "Financial Advisor") mutually agreeable to Investor and the Company to the effect that the consideration to be paid for such Common Stock is fair, from a financial point of view, to the holders of Common Stock or (ii) pursuant to and in accordance with
Section 3.02. If Investor and the Company are unable to agree upon a Financial Advisor to deliver the opinion required pursuant to clause (i) of the preceding sentence, then Investor and the Company shall each select a reputable investment banking firm, which firms will then select a third reputable investment banking firm to deliver such opinion. Notwithstanding the foregoing, this Section 3.01 shall terminate upon the earliest to occur of:

          (i) the occurrence of any event of default on the part of the Company or any of its subsidiaries under any debt agreements, instruments or arrangements that would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of the Company and its subsidiaries (to the extent of the Company's interests therein) taken as a whole (a "Material Adverse Effect"), and, in the case of a non-monetary event of default, which event of default cannot be, or is not, cured by the Company within the applicable cure period under such debt agreement, instrument or arrangement and that would reasonably be expected to result in a Material Adverse Effect;

          (ii) any breach of this Agreement by the Company or the occurrence of any Agreement by the Company event of default under the terms of the Expense Note;

          (iii) the authorization by the Company or the Board or any committee thereof (with all Investor Designees abstaining or voting against) of the solicitation of offers or proposals or indications of interest with respect to any merger, consolidation, other business combination, liquidation, sale of the Company or all or substantially all of the assets of the Company or any other change of control of the Company or similar extraordinary transaction, but excluding any merger, consolidation or other business combination in which the Company is the surviving and acquiring corporation and in which the business or assets so acquired do not, or would not reasonably be expected to, have a value greater than 50% of the assets of the Company prior to such merger, consolidation or other business combination (any of the foregoing, a "Covered Transaction"); provided, however, that this subsection (iii) shall not apply to, and the term "Covered Transaction" shall not include transactions, discussions, negotiations, solicitations of offers or proposals or indications of interest that are approved by Investor or LFREI;

          (iv) the written submission by any person or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Investor or any Affiliate thereof of a proposal to the Company (including to the Board or any agent, representative or Affiliate of the Company ) with respect to, or otherwise expressing an interest in pursuing, a Covered Transaction; provided, however, that Section 3.01 shall not terminate pursuant to this clause (iv) if, as soon as practicable after receipt of any such proposal, the Board determines that such proposal is not in the best interest of the Company and its stockholders and for so long as the Board continues to reject such proposal as a result of such determination;

          (v) in connection with any actual or proposed Covered Transaction, the removal of any rights plan, provisions of the Restated Articles of Incorporation of the Company and any amendment or supplement thereto (the "Company Charter") relating to staggered terms of office for directors, provisions of the Company Charter or the By-laws relating to supermajority voting of the Company's stockholders, "excess share" provisions of the Company Charter or the By-laws, or any other similar arrangements, agreements, commitments or provisions in the Company Charter or the By-laws which would reasonably be expected to impede the consummation of such actual or proposed Covered Transaction by action of any governmental or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government or any quasi-governmental authority or self-regulatory organization, whether federal, state or local, domestic or foreign, the Board, the stockholders of the Company or otherwise;

          (vi) 90 days after the date on which Investor and the Investor Affiliates no longer Beneficially Own a number of shares of Common Stock equal to at least 10% of the shares of Common Stock outstanding on the date hereof; or

          (vii) the commencement of any litigation by or on behalf of the Company or any of its Affiliates against Investor, the Investor Affiliates or any of their Affiliates (other than litigation brought by any stockholder or stockholders of the Company based on any of the claims described in clause (iii) of Section 5.01(a) of this Agreement).

          SECTION 3.02. Participation Rights. (a) Effective as of the Closing, Investor shall be entitled to a participation right to purchase or subscribe for up to that number of additional shares of capital stock (including as "capital stock" for purposes of this Section 3.02 any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of any character that is convertible into or exchangeable or redeemable for shares of capital stock of the Company or any subsidiary of the Company (and all references in this Section 3.02 to capital stock shall, as appropriate, be deemed to be references to any such securities), and also including additional shares of capital stock to be issued pursuant to the conversion, exchange or redemption of any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of a character that is convertible into or exchangeable or redeemable for shares of capital stock, as if the price at which such additional shares of capital stock is issued pursuant to any such conversion, exchange or redemption were the market price on the date of such issuance) to be issued or sold by the Company which represents the same proportion (the "shareholder percentage") of the total number of shares of capital stock to be issued or sold by the Company (including the shares of capital stock to be issued to Investor upon exercise of its participation rights hereunder; it being understood and agreed that the Company will accordingly be required to either increase the number of shares of capital stock to be issued or sold so that Investor may purchase additional shares to maintain its proportionate interest, or to reduce the number of shares of capital stock to be issued or sold to Persons other than Investor) as is represented by the number of shares of Common Stock Beneficially Owned by Investor prior to such sale or issuance relative to the number of shares of Common Stock outstanding prior to such sale or issuance (but in no event more than 35.8% of the total number of shares of capital stock to be issued or sold by the Company at all subsequent offerings); provided, however, that the provisions of this Section 3.02 shall not apply to (i) the issuance or sale by the Company of any of its capital stock issued to the Company or any of its subsidiaries or pursuant to options, rights or warrants or other commitments or securities in effect or outstanding as of the date of this Agreement, (ii) the issuance of capital stock pursuant to the conversion, exchange or redemption of any other capital stock, but shall, without limitation, apply to the issuance by the Company of any of its capital stock pursuant to benefit, option, stock purchase, or other similar plans or arrangements, including pursuant to or upon the exercise of options, rights, warrants, or other securities or agreements (including those issued pursuant to the Company's benefit plans) and (iii) the issuance of stock for consideration other than cash; provided further, however, that in the case of debt securities of the Company that entitle the Investor to participation rights hereunder, such participation rights shall apply only to the issuance of such debt securities, i.e., the Investor shall have participation rights with respect to such debt securities, and shall have whatever conversion rights to which holders of such debt securities are entitled, but shall have no other participation rights with respect thereto and the Investor shall only have the right to acquire such debt securities themselves. Notwithstanding the foregoing, any participation rights provided for in this Section 3.02 which arise as a result of the exception contained in clause (ii) of the preceding sentence shall be deferred until such time as participation rights shall otherwise arise under this Section 3.02. The provisions of this Section 3.02 shall apply to the Company's 6-3/4% Convertible Subordinated Notes due 2006 only upon conversion, in which event the Company agrees from time to time to issue the number of additional shares necessary to permit Investor to maintain its shareholder percentage (as defined above); provided that the purchase price for such shares shall be the closing price of the Common Stock on the date of each such conversion; provided further that the Company shall provide the Investor within 15 days after the end of each calendar quarter with a schedule of the conversions during such quarter (and the related closing prices for the Common Stock on the dates of conversion), the number of additional shares of Common Stock Investor is entitled to purchase hereunder and the purchase price therefor; and provided further that Investor shall have until 15 days after receipt of such schedule to purchase such additional shares. Any conversion or exercise of securities acquired by Investor pursuant to this Section 3.02 shall be deferred by Investor if it would result in Investor's share percentage exceeding 49.9%.

          (b) In the event the Company proposes to issue or sell any shares of capital stock in a transaction giving rise to the participation rights provided for in this Section 3.02, the Company shall send a written notice (the "Participation Notice") to Investor setting forth the number of shares of such capital stock of the Company that the Company proposes to sell or issue, the price (before any commission or discount) at which such shares are proposed to be issued (or, in the case of an underwritten or privately placed offering in which the price is not known at the time the Participation Notice is given, the method of determining such price and an estimate thereof), and all other relevant information as to such proposed transaction as may be necessary for Investor to determine whether or not to exercise the rights granted in this Section 3.02. At any time within 20 days after its receipt of the Participation Notice, Investor may exercise its participation rights to purchase or subscribe for shares of such shares of capital stock, as provided for in this Section 3.02, by so informing the Company in writing (an "Exercise Notice"). Each Exercise Notice shall state the percentage of the proposed sale or issuance that the Investor elects to purchase. Each Exercise Notice shall be irrevocable, subject to the conditions to the closing of the transaction giving rise to the participation right provided for in this Section 3.02.

          (c) The Company shall have the right, in its sole discretion, at all times prior to consummation of any proposed sale or issuance giving rise to the participation right granted by this Section 3.02, to abandon, rescind, annul, withdraw or otherwise terminate such sale or issuance, whereupon all participation rights in respect of such proposed sale or issuance pursuant to this Section 3.02 shall become null and void, and the Company shall have no liability or obligation to Investor or any Investor Affiliate with respect thereto by virtue of such abandonment, rescission, annulment, withdrawal or termination.

          (d) The purchase or subscription by Investor or an Affiliate thereof, as the case may be, pursuant to this Section 3.02 shall be on the same price and other terms and conditions, including the date of sale or issuance, as are applicable to the purchasers or subscribers of the additional shares of capital stock of the Company whose purchases or subscriptions give rise to the participation rights (except that the price to Investor to make such purchase or subscription shall be net of payment of any underwriting, placement agent or similar fee associated with such purchase or subscription), which price and other terms and conditions shall be substantially as stated in the relevant Participation Notice (which standard shall be satisfied if the price, in the case of a negotiated transaction, is not greater than 110% of the estimated price set forth in the relevant Participation Notice or, in the case of an underwritten or privately placed offering, is not greater than the lesser of (i) 110% of the estimated price set forth in the relevant Participation Notice, and (ii) the most recent closing price on or prior to the date of the pricing of the offering); provided, however, that in the event the purchases or subscriptions giving rise to the participation rights are effected by an offering of securities registered under the Securities Act and in which offering it is not legally permissible for the securities to be purchased by Investor to be included, such securities to be purchased by Investor will be purchased in a concurrent private placement.

          (e) If, with respect to any Participation Notice, Investor fails to deliver an Exercise Notice within the requisite time period, the Company shall have 120 days after the expiration of the time in which the Exercise Notice is required to be delivered in which to sell not more than 110% of the number of shares of capital stock of the Company described in the Participation Notice (plus, in the event such shares are to be sold in an underwritten public offering, an additional number of shares of capital stock of the Company, not in excess of 15% of 110% of the number of shares of capital stock of the Company described in the Participation Notice, in respect of any underwriter's over-allotment option) and not less than 90% of the number of shares of capital stock of the Company described in the Participation Notice at a price of not less than 90% of the estimated price set forth in the Participation Notice and otherwise on the same terms and conditions as set forth in the Participation Notice. If, at the end of 120 days following the expiration of the time in which the Exercise Notice is required to be delivered, the Company has not completed the sale or issuance of capital stock of the Company in accordance with the terms described in the Participation Notice (or at a price which is at least 90% of the estimated price set forth in the Participation Notice), or in the event of any contemplated sale or issuance within such 120-day period but outside such price parameters, the Company shall again be obligated to comply with the provisions of this Section 3.02 with respect to, and provide the opportunity to participate in, any proposed sale or issuance of shares of capital stock of the Company; provided, however, that notwithstanding the foregoing, if the price at which such capital stock is to be sold in an underwritten offering (or a privately placed offering in which the price is not less than 97% of the most recent closing price of such capital stock at the time of the pricing of the offering) is not at least 90% of the estimated price set forth in the Participation Notice, the Company may inform Investor of such fact and Investor shall be entitled to elect, by written notice delivered within two business days following such notice from the Company, to participate in such offering in accordance with the provisions of this Section 3.02.


                                 ARTICLE IV

                              Other Agreements

          SECTION 4.01. Non-Disparagement. (a) The Company agrees not to directly or indirectly make or ratify any statement, public or private, oral or written, that disparages, either professionally or personally, Investor, any Investor Affiliate or any other

Investor Releasee, or make any statement or engage in any conduct that has the purpose or effect of disrupting the business of Investor, any Investor Affiliate or any Investor Releasee.

          (b) Investor and the Investor Affiliates agree not to directly or indirectly make or ratify any statement, public or private, oral or written, that disparages, either professionally or personally, the Company or any Company Releasee (including, without limitation, any employee of the Company), or make any statement or engage in any conduct that has the purpose or effect of disrupting the business of the Company or any Company Releasee.

          (c) This Section 4.01 shall not apply to or in any way limit (i) testimony given by a party in any court, arbitral or governmental proceeding or (ii) a party's private consultations with its attorneys or other professional advisors.

          SECTION 4.02. Certain Expenses. (a) The Company and Investor hereby acknowledge and agree that the Company owes Investor a total of $3,670,506.42 (the "Expense Amount"), $3,088,226.22 of which represents all attorneys' fees, costs and other litigation expenses incurred by Investor, LFREI and all other defendants and cross- complainants in the California Litigation ("Litigation Expenses") and $582,280.20 of which represents all "Buyer's Expenses" owed by the Company pursuant to Section 9.3 of the Stock Purchase Agreement ("Buyer's Expenses"). Investor hereby agrees to accept payment of $1,500,000 in accordance with the terms of an expense note (the "Expense Note") in substantially the form attached hereto as Schedule 4.02 as payment in full for the Expense Amount; provided that if there is a material breach of the obligations of the Company under the Expense Note, Investor shall have the right to reassert a claim for payment of the entire Expense Amount. The Company shall deliver the executed Expense Note to Investor at the Closing.

          (b) In consideration of the agreement of Investor set forth in
Section 4.02(a), the Company shall not seek payment or reimbursement from Investor, LFREI or any of their Affiliates and waives any rights it may have to recover from Investor, LFREI or any of their Affiliates all attorneys' fees, costs and other litigation expenses heretofore or hereafter incurred (x) by the Company and all other plaintiffs and cross-defendants in connection with the California Litigation and (y) by the Company and all other defendants in connection with the Delaware Litigation.

          (c) In consideration of the agreement of the Company to deliver the Expense Note pursuant to Section 4.02(a), none of Investor, LFREI or any of their Affiliates shall seek payment or reimbursement from the Company or any of its Affiliates, and each of Investor, LFREI and their Affiliates waives any right it may have to recover from the Company or any of its Affiliates any attorneys' fees, costs and other litigation expenses heretofore or hereafter incurred by Investor, LFREI or any of their Affiliates in connection with the Delaware Litigation.

          SECTION 4.03. Joint Press Release. Promptly following the execution of this Agreement, the Company, Investor and the Investor Affiliates shall issue a joint press release in substantially the form attached hereto as Schedule 4.03.

          SECTION 4.04. Litigation. (a) Effective as of the Closing, the Company waives any right to appeal the California Litigation and shall dismiss the appeal with prejudice. Pursuant to Rule 19 of the California Rules of Court, the parties shall file a joint stipulation for abandonment of the appeal (the "Joint Stipulation") in the appropriate court. The Joint Stipulation shall be substantially in the form attached hereto as Schedule 4.04(a)- 1(A) if the record for the California Litigation is in the Superior Court of the State of California for the County of Orange on the Closing Date. The Joint Stipulation shall be substantially in the form attached hereto as Schedule 4.04(a)-1(B) if the record for the California Litigation is in the Court of Appeal of the State of California, Fourth Appellate District, Division Three on the Closing Date. The parties acknowledge and consent to the judgment entered in the California Litigation, a copy of which is attached hereto as Schedule 4.04(a)-2

          (b) Effective as of the Closing, Investor (as plaintiff) shall dismiss with prejudice all of its claims against the Company, Howard G. Phanstiel and John A. Booty (as defendants) in the Delaware Litigation, by filing a stipulated motion to dismiss in substantially the form attached hereto as Schedule 4.04(b) (the "Delaware Dismissal").

          SECTION 4.05. Confidentiality. The parties hereby agree that the terms and conditions of this Agreement and the Expense Note and all information provided to any of them or any of their respective representatives pursuant to the provisions of this Agreement or the Expense Note shall be kept confidential, and such parties shall not (a) disclose such information to any persons other than the directors, officers, employees, financial advisors, investors, lenders, legal advisors, accountants, consultants and affiliates of such parties who reasonably need to have access to the confidential information and who are advised of the confidential nature of such information or (b) use such information in a manner which would be detrimental to any of the parties; provided, however, the foregoing obligation of any such party shall not (x) relate to any information that (i) is or becomes publicly available other than as a result of unauthorized disclosure by such party or by persons to whom such party has made such information available or (ii) is or becomes available to such party on a non-confidential basis from a third party that is not, to such party's knowledge, bound by any other confidentiality agreement with the parties, (y) prohibit disclosure of any information if required by law, regulation, court order or other legal or government process, including disclosures to shareholders or regulators or (z) prohibit the issuance of the press release attached hereto as Schedule 4.03 or any other joint press release in such form as may be mutually agreed to by the Company and LFREI.

          SECTION 4.06. Competitive Activities. The Company hereby specifically acknowledges and agrees that Investor, LFREI and their Affiliates may engage, directly or indirectly, in other business ventures of every nature, independently or with others, including without limitation the ownership, management, development and/or operation of assisted living facilities wherever located, whether or not competitive with the business of the Company, including without limitation the ownership of securities of Atria Communities, Inc. and Kapson Senior Quarters Corp., and neither the Company nor any of its Affiliates shall have any right in such independent ventures or to the income and profits derived therefrom.

          SECTION 4.07. Further Assurances. Each party shall execute and deliver such further documents and take such other actions as another party may reasonably request as being necessary or appropriate to consummate or implement the releases and the settlement and other transactions contemplated by this Agreement in accordance with this Agreement.

                                 ARTICLE V

                               Mutual Release

          SECTION 5.01. Company's Release of Investor. (a) Effective as of the Closing and subject to the limitations set forth in Section 5.01(c), the Company, for itself and its subsidiaries, and for its and their predecessors, successors and assigns, hereby releases and forever discharges Investor and the Investor Affiliates, their respective predecessors, successors and assigns, and their respective past, present and future parents, subsidiaries, affiliates, trustees, executors, administrators, officers, directors, owners, associates, heirs, agents, insurers, reinsurers, stockholders, partners, employees, licensees, representatives, lawyers, consultants, investment bankers, accountants or any of them and including, without limitation, Robert P. Freeman, Murry N. Gunty and Kenneth M. Jacobs ("Investor Releasees"), of and from any and all manner of action or actions, cause or causes of action, in law or equity, and any suits, debts, liens, liabilities, claims, counter-claims, cross-claims, demands, rights, obligations, damages, losses, costs, expenses, attorneys' fees, judgments, orders or indemnities of all and any nature whatsoever, whether individual or derivative, state or Federal, known or unknown, fixed or contingent, suspected or unsuspected, and whether or not concealed or hidden, that against the Investor Releasees, or any of them, the Company or any of its subsidiaries: (i) may have had or may now have up to the date of this Agreement, (ii) may hereafter have based upon, connected with or related to any cause or causes of action that were or could have been alleged in the Disputes or any of the facts giving rise or allegedly giving rise to the Disputes or (iii) may have had or may hereafter have based upon, in connection with or related to any claim or cause or causes of action as set forth in the letter dated July 29, 1999 from Robert P. Sugarman to the Company's Board of Directors with respect to Investor's alleged violation of Section 16(b) of the Securities Exchange Act of 1934 in connection with the Company's 6.75% Convertible Subordinated Notes Due 2007 or any similar demand arising out of the redemption by the Company of the Company's 6.75% Convertible Subordinated Notes Due 2007 (clauses (i), (ii) and (iii) collectively, the "Company Claims").

          (b) The Company represents and warrants that there has been no assignment or other transfer of any interest in the Company Claims or in any claims, counterclaims, cross-claims, demands or causes of action that, but for such assignment or transfer, would be subject to the releases set forth in Section 5.01(a) of this Agreement, which it may have against the Investor Releasees, or any of them, and the Company agrees to indemnify, defend and hold the Investor Releasees, and each of them, harmless from any liabilities, action or actions, cause or causes of action in law or equity, suits, debts, liens and from any claims made upon, demands upon, damages asserted against, and costs, expenses and attorneys' fees incurred (whether or not litigation is commenced) by, the Investor Releasees, or any of them, based on or in connection with or arising out of any such assignment or transfer made, purported or claimed. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Investor Releasees against the Company under this indemnity.

          (c) The releases set forth herein shall not extend to or be construed as releasing Investor, the Investor Affiliates or the Investor Releasees, or any of them, from their responsibilities, promises, obligations, covenants, and agreements under or arising out of this Agreement. The term "Company Claims" shall not extend to or be construed to include (i) any claims arising out of or in connection with the responsibilities, promises, obligations, covenants, and agreements of Investor, the Investor Affiliates or the Investor

Releasees, or any of them, under or arising out of this Agreement or (ii) any claims with respect to (w) whether the Stockholders Agreement has terminated, but only to the extent such claims are based on facts that occurred prior to the Closing, regardless of when such claims are brought;
(x) if the Stockholders Agreement is not terminated, then any claims or available defenses that relate to or arise in connection with the Stockholders Agreement based on facts that occurred prior to the Closing and that are not otherwise precluded by the decision in the California Litigation, regardless of when such claims are brought; (y) relating to or arising out of the Emeritus Litigation; or (z) relating to or arising in connection with the Rights Agreement dated as of July 14, 1997 between the Company and Chase Mellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agreement"). Investor further acknowledges and agrees that the Company shall retain the ability to pursue any rights it may have under the exclusions from the Company's releases as set forth in clauses (i) and (ii) of the definition of "Company Claims" in this Section 5.01(c) except as may be barred as a result of the California Litigation.

          SECTION 5.02 Investor's Release of Company. (a) Effective as of the Closing and subject to the limitations set forth in Section 5.02(c), each of Investor and the Investor Affiliates, for themselves and their respective predecessors, successors and assigns, hereby release and forever discharge the Company, its predecessors, successors and assigns, and its past, present and future parents, subsidiaries, affiliates, trustees, executors, administrators, officers, directors, owners, associates, heirs, agents, insurers, reinsurers, stockholders, partners, employees, licensees, representatives, lawyers, consultants, investment bankers, accountants or any of them ("Company Releasees"), of and from any and all manner of action or actions, cause or causes of action, in law or equity, and any suits, debts, liens, liabilities, claims, counter-claims, cross-claims, demands, rights, obligations, damages, losses, costs, expenses, judgments, orders, or indemnities of all and any nature whatsoever, whether individual or derivative, state or Federal, known or unknown, fixed or contingent, suspected or unsuspected, and whether or not concealed or hidden, that against the Company Releasees, or any of them, Investor or any Investor
Affiliate: (i) may have had or may now have up to the date of this Agreement or (ii) may hereafter have based upon, connected with or related to any cause or causes of action that were or could have been alleged in the Disputes or any of the facts giving rise or allegedly giving rise to the Disputes (clauses (i) and (ii) collectively, the "Investor Claims").

          (b) Investor and the Investor Affiliates jointly and severally represent and warrant that there has been no assignment or other transfer of any interest in the Investor Claims or in any claims, counterclaims, cross-claims, demands or causes of action that, but for such assignment or transfer, would be subject to the releases set forth in Section 5.02(a) of this Agreement, which they may have against the Company Releasees, or any of them, and Investor and the Investor Affiliates jointly and severally agree to indemnify, defend and hold the Company Releasees, and each of them, harmless from any liabilities, action or actions, cause or causes of action in law or equity, suits, debts, liens and from any claims made upon, demands upon, damages asserted against, and costs, expenses and attorneys' fees incurred (whether or not litigation is commenced) by, the Company Releasees, or any of them, based on or in connection with or arising out of any such assignment or transfer made, purported or claimed. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Company Releasees against Investor or any Investor Affiliate under this indemnity.

          (c) The releases set forth herein shall not extend to or be construed as releasing the Company or the Company Releasees, or any of them, from their responsibilities, promises, obligations, covenants, and agreements under or arising out of this Agreement, including, without limitation, their responsibilities, promises, obligations, covenants, and agreements under or arising out of the Expense Note. The term "Investor Claims" shall not extend to or be construed to include (i) any claims arising out of or in connection with the responsibilities, promises, obligations, covenants and agreements of the Company or the Company Releasees, or any of them, under or arising out of this Agreement, including, without limitation, their responsibilities, promises, obligations, covenants, and agreements under or arising out of the Expense Note or (ii) any claims with respect to (w) whether the Stockholders Agreement has terminated, but only to the extent such claims are based on facts that occurred prior to the Closing, regardless of when such claims are brought; (x) if the Stockholders Agreement is not terminated, then any claims or available defenses that relate to or arise in connection with the Stockholders Agreement based on facts that occurred prior to the Closing and that are not otherwise precluded by the decision in the California Litigation, regardless of when such claims are brought; (y) relating to or arising out of the Emeritus Litigation; or (z) relating to or arising in connection with the Rights Agreement. The Company further acknowledges and agrees that each of Investor and the Investor Affiliates shall retain the ability to pursue any rights it may have under the exclusions from the releases of Investor and the Investor Affiliates as set forth in clauses
(i) and (ii) of the definition of "Investor Claims" in this Section 5.02(c) except as may be barred as a result of the California Litigation.

          SECTION 5.03. Waiver of Statutory Rights. The parties, and each of them, hereby represents, warrant, and acknowledge to the other parties, and each of them, that they have received independent legal advice from their respective attorneys regarding the advisability of executing this Agreement and giving the releases provided for herein, and hereby acknowledge the provisions of Section 1542 of the California Civil Code, which provides as follows:

          "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

The parties and each of them, being aware of Section 1542, hereby expressly waive and relinquish any rights or benefits they have or may have thereunder in connection with the releases provided herein, as well as under any other California or any Federal or state statute or common law principle or similar effect. Each party acknowledges that it is aware that it or its attorney may hereafter discover facts different from or in addition to the facts which it or its attorney now knows or believes to be true with respect to the subject matter of this Agreement, but that it is their intention hereby to settle and release fully, finally, absolutely and forever any and all claims, disputes and differences, known or unknown, suspected or unsuspected, which now exist, may hereafter exist, or heretofore have existed arising from, related to, or in any way connected with the Company Claims or the Investor Claims, and without regard to the subsequent discovery or existence or such different or additional facts except as expressly set forth herein, which do now exist or heretofore have existed between the Company, on the one hand, and Investor or any of the Investor Affiliates, on the other hand. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete releases, except as set forth herein, notwithstanding discovery of any such different or additional facts. The parties, and each of them, hereby further represent, warrant, and acknowledge to the other parties, and each of them, that there is a risk that, subsequent to the date of this Agreement, they will incur damage or loss based upon, connected with or related to the Company Claims or the Investor Claims, as the case may be, but which are unknown and unanticipated as of the date of this Agreement, or that damages presently known may become progressive, greater or more serious than is now known, expected or anticipated, or that facts alleged in the Company Claims or the Investor Claims are found to be different from the facts now believed by them to be true. The parties hereby expressly accept such risks and agree that this Agreement is and will remain effective notwithstanding such risks, if they occur.


                                 ARTICLE VI

                                  Closing

          SECTION 6.01. Time and Place. The closing of the transactions contemplated by this Agreement shall take place at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, on such date and at such time as shall be mutually agreed upon by the parties (the "Closing"); provided that such Closing shall not occur later than October 6, 1999.

          SECTION 6.02. Closing. At the Closing, the parties shall execute and deliver such documents, and take such other actions, as are necessary to consummate the transactions contemplated by this Agreement and to effectuate all actions that, pursuant to this Agreement, are to be taken effective as of the Closing, including: (a) the delivery of the executed Expense Note, (b) the withdrawal of all filings with the court supporting the appeal of the California Litigation, (c) the filing of the Joint Stipulation, (d) the filing of the Delaware Dismissal, (e) the adoption of the Amendment, (f) the resignations of John Booty and Murry N. Gunty from the Board, (g) the appointment of the Compensation Committee and Audit Committee members and (h) the Board approval contemplated by Section 2.04.


                                ARTICLE VII

                               Miscellaneous

          SECTION 7.01. Notices. All notices and other communications to a party under this Agreement shall be in writing and shall be deemed given if personally delivered, sent by fax (with confirmation), sent by a nationally-recognized overnight delivery service (with confirmation) or mailed by certified mail (return receipt requested), in each case to that party's address and fax number set forth below (or to such other address and fax number as that party may designate by notice to the other parties):

              If to the Company:    ARV Assisted Living, Inc.
                                    245 Fischer Avenue, Suite D-1
                                    Costa Mesa, CA 92626-4539
                                    Fax:  714-751-1743
                                    Attention: Douglas M. Pasquale

              With a copy to:       O'Melveny & Myers LLP
                                    610 Newport Center Drive,
                                    17th Floor
                                    Newport Beach, CA 92660-6429
                                    Fax:  949-823-6994
                                    Attention: Gary J. Singer, Esq.

              If to Investor or any
              Investor Affiliate:   c/o Lazard Freres Real Estate
                                    Investors L.L.C.
                                    30 Rockefeller Plaza
                                    New York, NY 10020
                                    Fax: 212-332-5980
                                    Attention:  Jeff Koblentz

              With copies to:       c/o Lazard Freres Real Estate
                                    Investors L.L.C.
                                    30 Rockefeller Plaza
                                    New York, NY 10020
                                    Fax: 212-632-6060
                                    Attention: General Counsel

                                    Cravath, Swaine & Moore
                                    Worldwide Plaza
                                    825 Eighth Avenue
                                    New York, NY 10019
                                    Fax: 212-474-3700
                                    Attention:  Kevin J. Grehan

          SECTION 7.02. Advice of Counsel. The parties acknowledge that they have been represented in the negotiations for and in the performance of this Agreement by counsel of their own choice; that they have read this Agreement; that they have had it fully explained to them by such counsel; and that they are fully aware of and understand the contents of this Agreement and of its legal effect.

          SECTION 7.03. Voluntary Execution. This Agreement is executed voluntarily by each of the parties hereto without any duress or undue influence on any of them. Nothing in this Agreement is, nor will it be deemed to be, an admission of liability, fault or wrongdoing by any party.

          SECTION 7.04. Joint Drafting. Each of the parties hereto has cooperated in the drafting and preparation of this Agreement and has been advised by their attorneys regarding the terms, effects, and consequences of this Agreement. Accordingly, in any construction to be made of this Agreement, this Agreement shall not be construed as having been drafted solely by or on behalf of any one or more of the parties hereto. This Agreement shall not be construed in favor of or against any particular party.

          SECTION 7.05. Governing Law. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles.

          SECTION 7.06. Attorneys' Fees. If any party to this Agreement brings an action or proceeding to enforce its rights hereunder, the prevailing party shall be entitled to recover its costs and expenses, including court costs and attorneys' fees, if any, incurred in connection with such action or proceeding.

          SECTION 7.07. Specific Enforcement. Each party acknowledges that each other party would not have an adequate remedy at law for money damages in the event that this Agreement is not performed in accordance with its terms, and therefore agrees that each other party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

          SECTION 7.08. Binding Effect. This Agreement shall bind, and inure to the benefit of, the respective subsidiaries, parent and affiliated corporations, successors, assigns and heirs of the parties.

          SECTION 7.09. Amendment. This Agreement may be amended only by agreement in writing signed by the Company and Investor and the Investor Affiliates.

          SECTION 7.10. Waiver. No waiver of any provision nor consent to any exception to the terms of this Agreement or any other agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound, and then only for the specific purposes, extent and instance so provided. Failure by any party to enforce any rights under this Agreement shall not be construed as a waiver of such rights, and a waiver by either party of a default hereunder in any instance shall not be construed as constituting a continuing waiver or as a waiver in other instances.

          SECTION 7.11. Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect. In the event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purposes hereof. To the extent permitted by law, the parties hereby to the same extent waive any provisions of law that render any provision hereof prohibited or unenforceable in any respect.

          SECTION 7.12. Counterparts. This Agreement may be executed and delivered in counterparts, and by each party in a separate counterpart, each of which when so executed and delivered shall constitute an original and all of which taken together shall constitute one and the same instrument.

          SECTION 7.13. Headings. The headings used herein are for reference purposes only and shall not affect the construction of this Agreement.

          SECTION 7.14. Exhibits and Schedules. The exhibits and schedules referred to in this Agreement hereby are incorporated herein and made part of this Agreement.

          SECTION 7.15. Entire Agreement. This Agreement (including the schedules and exhibits attached hereto) and the Expense Note represent the sole and entire agreement between the parties with respect to the settlement set forth herein and the other subject matters covered hereby and supersede all prior agreements, negotiations, and discussions among the parties hereto or their respective counsel with respect to the subject matters covered hereby (including, without limitation, that certain Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), that certain Amended and Restated Stock and Note Purchase Agreement (the "Stock Purchase Agreement"), and that certain letter regarding the investment by an affiliate of LFREI in Kapson Senior Quarters Corp. (the "Kapson Letter"), each by and among the Company, Investor and LFREI, each dated as of October 29, 1997. Notwithstanding the foregoing, the parties acknowledge and agree that each party hereto shall retain the ability to pursue claims that are specifically excluded under clause (i) or (ii) of Section 5.01(c) or clause (i) or (ii) of Section 5.02(c) of this Agreement. Nothing in this Agreement shall be deemed to terminate the Amended and Restated Registration Rights Agreement among the Company and Investor dated October 29, 1997, which shall survive until it is terminated or expires in accordance with its terms.

          SECTION 7.16. Waiver of Jury Trial. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE EXPENSE NOTE, OR ANY ACTIONS CONTEMPLATED HEREBY OR THEREBY. THE PROVISIONS OF THIS SECTION 7.16 SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT OR THE EXPENSE NOTE.

          SECTION 7.17. Consent to Jurisdiction; Service of Process. (a) All disputes, litigation, proceedings or legal actions by any party to this Agreement in connection with or relating to this Agreement or the Expense Note or any matters described or contemplated in this Agreement or the Expense Note shall be instituted in the Court of Chancery of the State of Delaware in and for New Castle County. Each party to this Agreement irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County in connection with any such dispute, litigation, action or proceeding arising out of or relating to this Agreement or the Expense Note.

          (b) Each party to this Agreement agrees that service of all writs, process and summonses in any dispute, litigation or proceeding pursuant to Section 7.17(a) may be effected by mailing the copies thereof by registered or certified mail, postage prepaid and return receipt requested, to it at its address set forth in Section 7.01 (with copies to such other Persons as specified therein), such service to become effective 10 days after such mailing; provided that nothing contained in this Section 7.17(b) shall affect the rights of the parties to serve process in any other manner permitted by law.

          (c) Each party to this Agreement irrevocably waives, to the fullest extent permitted by applicable law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement or the Expense Note brought in the Court of Chancery of the State of Delaware in and for New Castle County and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

          IN WITNESS WHEREOF, the parties have executed this Settlement Agreement as of the date first above written.

                              THE COMPANY:

                              ARV Assisted Living, Inc., a Delaware
                              corporation,

                              By /s/ Douglas M. Pasquale
                                 --------------------------------------
                                 Name:  Douglas M. Pasquale
                                 Title: President and Chief Executive Officer


                              INVESTOR:

                              Prometheus Assisted Living LLC, a Delaware limited liability company,

                                  By LF Strategic Realty Investors II L.P.,
                                     its Managing Member,

                                     By Lazard Freres Real Estate
                                        Investors L.L.C., its General
                                        Partner

                                        By  /s/ Mark S. Ticotin
                                           ----------------------------
                                           Name:  Mark S. Ticotin
                                           Title: Chief Operating Officer

                              INVESTOR AFFILIATES:

                              Lazard Freres Real Estate Investors L.L.C., a New York limited liability company,

                              By /s/ Mark S. Ticotin
                                 --------------------------------------
                                 Name:  Mark S. Ticotin
                                 Title: Chief Operating Officer

                              LF Strategic Realty Investors II L.P., a
                              Delaware limited partnership,

                                  By Lazard Freres Real Estate Investors
                                     L.L.C.,  its General Partner

                                     By /s/ Mark S. Ticotin
                                        -------------------------------
                                        Name:  Mark S. Ticotin
                                        Title: Chief Operating Officer

                              LFSRI II Alternative Partnership L.P., a
                              Delaware limited partnership,

                                  By Lazard Freres Real Estate Investors
                                     L.L.C.,  its General Partner

                                     By /s/ Mark S. Ticotin
                                        -------------------------------
                                        Name:  Mark S. Ticotin
                                        Title: Chief Operating Officer

                              LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership,

                                  By Lazard Freres Real Estate Investors
                                     L.L.C., its General Partner

                                     By /s/ Mark S. Ticotin
                                        -------------------------------
                                        Name:  Mark S. Ticotin
                                        Title: Chief Operating Officer

                              Atria Communities, Inc., a Delaware corporation,

                              By /s/ W.P. Mulloy II
                                 --------------------------------------
                                 Name:  W.P. Mulloy II
                                 Title: President and Chief Executive Officer


                              Kapson Senior Quarters Corp., a Delaware corporation,

                              By /s/ W.P. Mulloy II
                                 --------------------------------------
                                 Name:  W.P. Mulloy II
                                 Title: President and Chief Executive Officer

                              Schedule 2.01(d)
                        Form of Amendment to By-laws

          The Bylaws (the "Bylaws") of ARV Assisted Living, Inc., a Delaware corporation, are hereby amended as follows:

          1. Section 3.1 of the Bylaws is hereby amended and restated to read in its entirety as follows:

          "Section 3.1. Number, Election and Tenure. The Board shall consist of a minimum of five and a maximum of ten members. The number of members on the Board shall not exceed ten without the written consent of Prometheus Assisted Living LLC ("Prometheus") for as long as the provisions of Section 2.01 of the Settlement Agreement dated as of September 29, 1999 between the corporation and Prometheus (the "Settlement Agreement") shall remain in effect. Until otherwise determined by resolution of the Board, the Board shall consist of five (5) persons. The Board will be divided into classes as specified in the Certificate of Incorporation."

          2. Section 3.2 of the Bylaws is hereby amended and restated to read in its entirety as follows:

          "Section 3.2. Vacancies. Vacancies on the Board of Directors may be filled in the manner provided in the Certificate of Incorporation; provided that, for so long as the provisions of Section 2.01 of the Settlement Agreement remain in effect, (i) if any Investor Designee (as such term is defined in the Settlement Agreement) ceases to serve on the Board for any reason (including, without limitation, due to death, resignation or removal), the resulting vacancy shall be filled by a person designated by Prometheus until such time as a stockholder vote is held to fill such vacancy and (ii) if the number of members on the Board is increased to exceed six (6) persons, at least one of the vacancies created as a result of such increase shall be filled by a person designated by Prometheus until such time as a stockholder vote is held to fill such vacancy."

          3. Section 7.1 of the Bylaws is hereby amended to add the following sentence at the end of the first sentence of such Section:

          "; provided that neither Section 3.1 nor Section 3.2 of these Bylaws may be amended without the consent of all of the members of the Board nominated by Prometheus."

                               Schedule 4.02
                          Form of Promissory Note


                              Promissory Note

U.S. $1,500,000.00                                                   , 1999
                                                     Costa Mesa, California


          FOR VALUE RECEIVED, the undersigned, ARV Assisted Living, Inc., a Delaware corporation (the "Company"), does hereby promise to pay to the order of Prometheus Assisted Living LLC, a Delaware limited liability company (the "Investor"), at c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020, or such other place as the Investor may from time to time designate in writing, the principal amount of One Million Five Hundred Thousand United States Dollars (U.S. $1,500,000.00) on April , 2002 (the "Stated Maturity Date"), or upon any earlier maturity of this Note, whether by acceleration, prepayment or otherwise. Interest shall accrue on such principal amount beginning on April , 2001, at a rate equal to the 30-day Treasury bill rate quoted by the Wall Street Journal as of the most recent auction date prior to such date, and the Company shall make monthly interest payments on such principal amount on the first day of each month beginning on May 1, 2001 through and including the Stated Maturity Date (or until the earlier maturity of this Note, whether by acceleration, prepayment or otherwise); provided that from and after the occurrence of any Event of Default (as defined herein), and during the continuation thereof, interest shall accrue at a rate per annum equal to a rate that is 4% above the interest rate otherwise in effect; and provided further that notwithstanding any provision contained herein, the total liability of the Company for payment of interest on this Note shall not exceed the maximum amount permitted by law to be charged, collected or received from the Company.

          This Note has been issued in accordance with the Settlement Agreement dated as of September 29, 1999 (the "Settlement Agreement"), among the Company, the Investor and the Investor Affiliates (as defined therein), and is the "Expense Note" referred to therein.

          All payments of principal of and interest on this Note shall be made in lawful money of the United States of America in same day funds. Whenever any payment on this Note shall be stated to be due on a day that is not a business day, such payment shall instead be made on the next succeeding business day, and such extension of time shall be included in the computation of interest payable on this Note. Any amount payable under this Note shall be payable without deduction or offset and shall be made free and clear of any taxes, withholdings, or deductions of any nature whatsoever. In the event that any withholding or deduction from any payment to be made by the Company hereunder is required by law, then the Company shall pay to the Investor such additional amount as is necessary to ensure that the net amount actually received by the Investor after such withholding or deduction (including withholdings or deductions on amounts payable under this sentence) will equal the full amount the Investor would have received had no such withholding or deduction been required.

          Upon the occurrence of an Event of Default (as defined below), the entire unpaid principal balance of this Note and all interest accrued thereon shall be automatically and immediately due and payable, without presentment, demand, notice, protest or other requirement of any kind (all of which are hereby expressly waived by the Company). In addition, upon the occurrence of any Event of Default, the Investor, acting in its sole discretion and without the necessity of any consent of or notice to any other person, may proceed to protect and enforce its rights hereunder in any manner or order it deems expedient without regard to any equitable principles of marshaling or otherwise.

          An "Event of Default" shall mean the occurrence of any of the following events:

          (a) the Company fails to pay any principal with respect to this Note, when and as the same shall become due and payable;

          (b) the Company fails to pay any interest with respect to this Note, when and as the same shall become due and payable, and such failure is not cured within 3 days;

          (c) any representation, warranty, certification or other statement of the Company made in the Settlement Agreement or in any statement or certificate at any time given in writing pursuant hereto or thereto or in connection herewith or therewith shall be false in any material respect on the date as of which made;

          (d) the Company fails to observe or perform any covenant or agreement contained in this Note, the Settlement Agreement (other than Section 2.01 of the Settlement Agreement) or any future agreement between the Company and/or any of its affiliates, on the one hand, and the Investor, Lazard Freres Real Estate Investors L.L.C. and/or any of its or their affiliates, on the other hand, that specifies any event or condition that shall be an Event of Default hereunder, and such failure is not cured within 30 days after notice thereof from Investor to the Company;

          (e) there is a default (other than defaults listed on Annex I to the Settlement Agreement (the "GECC Defaults"), so long as there is no reasonable likelihood that such GECC Defaults could result in a material adverse effect on the financial condition, results of operations or business of the Company and its subsidiaries (to the extent of the Company's interests therein) taken as a whole) under any mortgage, indenture, instrument or other agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness (as defined below) of the Company or any subsidiary of the Company (or the payment of which is guaranteed by the Company or any subsidiary of the Company), whether such Indebtedness or guarantee now exists or is created after the date hereof, which default enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Indebtedness or any trustee or agent on its or their behalf to cause any Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

          (f) one or more judgments (other than any judgment in favor of Emeritus Corporation in Case No. 793420 (BWS) in the Superior Court of the State of California in the County of Orange between Emeritus Corporation (as plaintiff) and the Company (as defendant)) for the payment of money in an aggregate amount of $100,000 or more shall be rendered against the Company, any of the Company's subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Company or any of its subsidiaries to enforce any such judgment;

          (g) the Company or any of its subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this definition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its subsidiaries or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the fore going;

          (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its subsidiaries or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its subsidiaries or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

          (i) the Company or any of its subsidiaries shall become unable, admit in writing its inability or fail generally to pay its debts as they become due; or

          (j) the Company fails to observe or perform any covenant or agreement contained in Section 2.01 of the Settlement Agreement.

          "Indebtedness" means, with respect to any person, all principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof),
(b) evidenced by a note, debenture, bond or other written instrument, and including, but not limited to, the Company's 6.75% Convertible Subordinated Notes due 2007 and the Company's 6-3/4% Notes due 2006, (c) under a lease required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles in the United States or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) under any lease pursuant to which the Company or any affiliate thereof (including any affiliated partnerships in which the Company owns an interest) is the tenant relating to an assisted living facility or skilled nursing facility, whether denominated as fixed rent, additional rent or other charges, (e) in respect of letters of credit, bank guarantees, bankers' acceptances or guarantees related to any partnerships formed by the Company or any of its subsidiaries for the purpose of acquiring or developing affordable apartments and to accrue related tax benefits under the

Federal Law Income Housing Tax Credit program, (f) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or Guaranteed by or shall otherwise be such person's legal liability, (g) in respect of the balance of deferred and unpaid purchase price of any property or assets, and (h) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below, assumed by or Guaranteed in any manner by such person or in effect Guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, Guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing. "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

          The Company shall have the right at any time and from time to time to prepay this Note in whole or in part at a prepayment price equal to 91% of the aggregate principal amount of this Note on such prepayment date if prepaid prior to November , 1999. Such prepayment price shall increase by 0.5% of the aggregate principal amount of this Note on the 10th day of each month thereafter until April , 2001. From April , 2001 until the Stated Maturity Date, the prepayment price shall equal 100% of the aggregate principal amount of this Note on such prepayment date plus accrued and unpaid interest through the prepayment date.

          In the event any one or more of the provisions contained in this Note should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

          No failure or delay on the part of the Investor or any other holder of this Note to exercise any right, power or privilege under this Note and no course of dealing between the Company and the Investor shall impair such right, power or privilege or operate as a waiver of any default or an acquiescence therein, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative to, and not exclusive of, any rights or remedies which the Investor would otherwise have. No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the Investor to any other or further action in any circumstances without notice or demand. Every right and remedy granted to the Investor under this Note may be exercised from time to time and as often as shall be deemed appropriate by the Investor, acting in its sole discretion and without the necessity of any consent of or notice to any other Person, or any other holder hereof.

          The Company waives any asserted lack of diligence by the Investor in taking any action to collect any sums owing under this Note or in proceeding against any of the rights or interests in or to any collateral or guarantee securing payment of this Note. The Company has consented to jurisdiction and service of process with respect to this Note, and has waived a jury trial with respect to any claim concerning this Note.

          The words "Investor" and the "Company" whenever occurring herein shall be deemed and construed to include the respective successors and assigns of the Investor and the Company. No assignment by the Company of its obligations under this Note shall be permitted without the prior written consent of the Investor.

          All notices and other communications to a party under this Note shall be in writing and shall be deemed given if personally delivered, sent by fax (with confirmation), sent by a nationally-recognized overnight delivery service (with confirmation) or five days after being mailed by certified mail (return receipt requested), in each case to that party's address and fax number set forth below (or to such other address and fax number as that party may designate by notice to the other parties):

          If to the Company:     ARV Assisted Living, Inc.
                                 245 Fischer Avenue, Suite D-1
                                 Costa Mesa, CA 92626-4593
                                 Fax:  714-751-1743
                                 Attention:  Douglas M. Pasquale

          With a copy to:        O'Melveny & Myers LLP
                                 610 Newport Center Drive
                                 17th Floor
                                 Newport Beach, CA 92660-6429
                                 Fax:  949-823-6994
                                 Attention:  Gary J. Singer, Esq.

          If to Investor:        c/o Lazard Freres Real Estate Investors L.L.C.
                                 30 Rockefeller Plaza
                                 New York, NY 10020
                                 Fax:  212-332-5980
                                 Attention: Jeff Koblentz

          With copies to:        Lazard Freres Real Estate Investors L.L.C.
                                 30 Rockefeller Plaza
                                 New York, NY 10020
                                 Fax:  212-632-6060
                                 Attention:  General Counsel

                                 Cravath, Swaine & Moore
                                 Worldwide Plaza
                                 825 Eighth Avenue
                                 New York, NY 10019
                                 Fax:  212-474-3700
                                 Attention:  Kevin J. Grehan, Esq.

          No provision of this Note may be waived, amended or modified except pursuant to a written agreement entered into among the Company and the Investor.

          IN WITNESS WHEREOF, the Company has caused this Note to be executed on the date and year first above written.

                              ARV ASSISTED LIVING, INC., a Delaware
                              corporation,

                              by
                                --------------------------------------
                                 Name:
                                 Title: